December 8, 2020

VIA EDGAR

Re:	Acceleration Request for CBRE Acquisition Holdings, Inc.

Registration Statement on Form S-1 File No. 333-249958

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CBRE Acquisition Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on December 10, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

CBRE Acquisition Holdings, Inc.

By:	/s/ William F. Concannon
Name: William F. Concannon
Title: Chief Executive Officer

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